UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.

William R. Burke
Kirkland & Ellis LLP
300 North LaSalle Avenue
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$37,867,500	$2,700

(*)         Calculated solely for the purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that a maximum of $40,500,000 principal amount of 2.25% Convertible Senior Notes due 2026 of KEMET Corporation, as described herein, will be purchased at a purchase price of $935 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the expiration date, resulting in a repurchase price of $37,867,500, plus accrued and unpaid interest up to but excluding the expiration date, if any.

(**)  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,700	Filing party: KEMET Corporation
Form or Registration No.: Schedule TO-I	Date filed: April 20, 2010

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2010 by KEMET Corporation (the “Company”), as amended by Amendment No. 1, filed with the SEC on April 22, 2010 (“Amendment No. 1”), and Amendment No. 2, filed with the SEC on May 10, 2010 (“Amendment No. 2”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash up to $40,500,000 in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2010 (as amended or supplemented, the “Offer to Purchase”), the related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”), and the related the Supplement to Offer to Purchase filed with the SEC together with Amendment No. 2, which are Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iv) to this Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item. 1 Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language thereto.

The Tender Offer expired at 11:59 p.m. New York City time on May 17, 2010.

Results of the Tender Offer

On May 18, 2010, the Company issued a press release announcing conclusion of the Tender Offer.  A copy of the press release is filed as Exhibit (a)(1)(v) to this Schedule TO and is incorporated herein by reference.

Based on final information provided to the Company by D.F. King & Co., Inc., the information agent and depositary for the Tender Offer, $57,480,000 in aggregate principal amount of Notes, representing approximately 71 percent of the aggregate principal amount of the outstanding Notes prior to the expiration of the Tender Offer, were validly tendered and not validly withdrawn as of the Expiration Date.

Because the aggregate principal amount of Notes tendered exceeded the Maximum Tender Amount ($40,500,000 in aggregate principal amount) that the Company was obligated to accept pursuant to the terms and conditions of the Offer to Purchase, the aggregate principal amount of Notes to be purchased from each holder that tendered Notes were prorated, such that approximately 70 percent of the Notes tendered by such holder were accepted for purchase in accordance with the Offer to Purchase.  The Company accepted Notes in an aggregate principal amount of $40,500,000 at a purchase price of $935 for each $1,000 principal amount of Notes purchased in the Tender Offer, plus accrued and unpaid interest to, but excluding, the date of payment for the Notes.

The aggregate consideration (including accrued and unpaid interest) for the accepted Notes, equal to $37,875,093.81, was deposited with The Depository Trust Company on May 18, 2010 and for delivery to the tendering holders.  The Company used cash received in connection with its previously announced private placement of $230,000,000 in aggregate principal amount of the Company’s 10.5% Senior Notes due 2018 to fund the payment of consideration for the Notes.

The information set forth in the press release, dated May 18, 2010, which is Exhibit (a)(1)(v) to this Schedule TO, is incorporated by reference into this Item 1.

Item 4. Terms of the Transaction.

The information provided in Item 1 is incorporated herein by reference into this Item 4.

Item 7. Source and Amount of Funds or Other Consideration.

The information provided in Item 1 is incorporated herein by reference into this Item 7.

Item 11. Additional Information.

The information provided in Item 1 is incorporated herein by reference into this Item 11.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto.

Exhibit No.	Description
(a)(1)(v)	Press Release, dated May 18, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

	By:	/s/ William M. Lowe, Jr.
	Name:	William M. Lowe, Jr.
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 18, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated April 20, 2010.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(1)(iv)*	Supplement to Offer to Purchase, dated May 5, 2010.
(a)(1)(v)	Press Release, dated May 18, 2010.
(a)(2)*	None.
(a)(3)*	None.
(a)(4)*	None.
(a)(5)*	Press Release, dated April 20, 2010.
(b)	None.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)*

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)*	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)*	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)*	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)*	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)*

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)*

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)*

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

(d)(14)*

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(d)(15)*

Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (as incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 22, 2010).

(d)(16)*

Indenture, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and Wilmington Trust Company, as trustee (as incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 5, 2010).

(d)(17)*

Registration Rights Agreement, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and several initial purchasers named therein (as incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 5, 2010).

(g)	None.
(h)	None.

*              Previously filed.